3B

E3-2

03013194

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street, 5th Floor
(No. and Street)

Hoboken (City) NJ (State) 07030 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 13 2003 WASH, D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. HALKITIS (201) 792-1435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Co.
(Name – *if individual, state last, first, middle name*)

380 Foothill Road (Address) Bridgewater (City) NJ (State) 08807 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael J. Halkitis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwell Financial Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SWORN TO AND SUBSCRIBED BEFORE ME ON THIS DATE

MAR 12 2003

Notary Public

JOANNE TAGLIERI
Notary Public of New Jersey
Commission Expires 8/29/2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockwell Financial Group, Inc.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Year Ended December 31, 2002

Rockwell Financial Group, Inc.
Index to the Financial Statements
December 31, 2002

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Rockwell Financial Group, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 19, 2003

Rockwell Financial Group, Inc.
Balance Sheet
December 31, 2002

Assets		
Cash	$	8,730
Accounts receivable, net of allowance for doubtful accounts of $0		2,966
Due from related company		830
Prepaid expenses		8,030
Total Current Assets		20,556
Other investments		3,300
Total Assets		23,856
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses		4,461
Total Liabilities		4,461
Stockholder's Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding		100
Additional paid in capital		104,173
Accumulated deficit		(84,878)
Total Stockholder's Equity		19,395
Total Liabilities and Stockholder's Equity	$	23,856

See notes to the financial statements.

Rockwell Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2002

Revenues	
Commissions	$ 89,054
Total Revenues	89,054
Expenses	
Salaries and commissions expense	31,233
Payroll taxes	4,889
Licenses and fees	11,826
Insurance	1,538
Bank service charges	464
Professional fees	10,245
Dues and memberships	300
Miscellaneous	500
Data processing	671
Advertising	311
Office expenses	1,044
Telephone	6,937
Postage & express mail	2,183
Rent	26,179
Equipment rental	884
Educational expenses	517
Travel and entertainment	15,539
Total Expenses	115,260
Net Loss	$ (26,206)

See notes to the financial statements.

Rockwell Financial Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common Stock		Additional		
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
Balances at December 31, 2001 (As Previously Reported)	100	$ 100	$ 124,566	$ (86,066)	$ 38,600
Prior Period Adjustment	-	-	(27,394)	27,394	-
Balances at December 31, 2001 (as restated)	100	100	97,172	(58,672)	38,600
Capital Contributions	-	-	7,001	-	7,001
Net Loss for the Year Ended December 31, 2002	-	-	-	(26,206)	(26,206)
Balances at December 31, 2002	100	$ 100	$ 104,173	$ (84,878)	$ 19,395

See notes to the financial statements.

Rockwell Financial Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Cash Flows From Operating Activities		
Net Loss	$	(26,206)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Changes in Operating Assets and Liabilities:		
Decrease in accounts receivable		12,413
Decrease in prepaid expenses		104
Increase in accrued expenses		4,461
Total Adjustments		16,978
Net Cash Used by Operating Activities		(9,228)
Cash Flows From Financing Activities		
Proceeds from capital contributions		7,001
Net Cash Provided by Financing Activities		7,001
Net Decrease in Cash		(2,227)
Cash - January 1, 2002		10,957
Cash - December 31, 2002	$	8,730

See notes to the financial statements.

Rockwell Financial Group, Inc.
Notes to the Financial Statements
December 31, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Rockwell Financial Group, Inc. (The Company) was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose of operating as a securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp., a Delaware corporation.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PREPAID EXPENSES

Prepaid expenses at December 31, 2002 consist of licenses and fees of $8,030.

OTHER INVESTMENTS

This represents the Company's ownership of warrants of a private placement offering. As of December 31, 2002, cost approximates fair value.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b)(1). At December 31, 2002, the Company had net capital of $7,235, which was $2,235 in excess of its required net capital of $5,000. The Company's net capital ratio was .61 to 1.

Rockwell Financial Group, Inc.
Notes to the Financial Statements
December 31, 2002

INCOME TAXES

The Company has a net operating loss carryforward of approximately $83,000 available to offset future taxable income through 2022.

The total deferred tax asset is as follows:

Deferred tax asset	$ 33,000
Valuation allowance	(33,000)
Net Deferred Tax Asset	$ -

The valuation account has increased by $7,000 as of December 31, 2002.

RELATED PARTY TRANSACTIONS

Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., its parent company. As such, the two companies allocate common expenses such as rent, telephone, utilities, office supplies, travel, postage, and advertising.

At December 31, 2002, amounts due from this related company represents the unremitted portion of the allocated expenses described above.

COMMITMENTS AND CONTINGENCIES

The Company leases it's office space under an operating lease.

The following is a schedule of minimum rental payments (exclusive of common area charges) required under the operating lease that has an initial or remaining non-cancelable lease term in excess of one year as of December 31, 2002.

Year ending December 31,		
	2003	$ 28,875
	2004	28,875
		$ 57,750

PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2002, the Company discovered errors made in the prior period in accounting for capital withdrawals. Capital withdrawals made in the prior year were erroneously recorded as expenses. Adjustments related to correcting these errors decreased the Company's paid in capital and decreased the Company's accumulated deficit by $27,394.

Rockwell Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

NET CAPITAL		
Total Stockholder's Equity	$	19,395
Total Capital and Allowable Subordinated Liabilities		
Deductions and/or Charges		
Non-allowable assets		
Prepaid expenses		(8,030)
Due from related company		(830)
Other investments		(3,300)
Total Non-Allowable Assets		(12,160)
Net Capital		7,235
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses		4,461
Total Aggregate Indebtedness		4,461
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		297
Minimum dollar net capital requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	2,235
Ratio Aggregate Indebtedness to Net Capital		.61 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	8,730
Net audit adjustments - under accrual of accrued expenses		(1,495)
Net capital per above	$	7,235

Rockwell Financial Group, Inc.
Computations for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2002

The Company claims an exemption from the reserve requirement under paragraph (k)(2)(ii) of Rule15c3-3.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
of Rockwell Financial Group, Inc.

In planning and performing our audit of the financial statements of Rockwell Financial Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Rockwell Financial Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2002, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 19, 2003